
03026100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2003
WASH. D.C.
187
SECTION

Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-9383

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


PROCESSED
JUL 03 2003
THOMSON
FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

CR

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Employee Benefits and Compensation
Committee of the Board of Directors of
Westamerica Bancorporation

We have audited the accompanying statements of net assets available for plan benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perry-Smith LLP

May 9, 2003

400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916.441.1000 FAX 916.441.1110 URL www.perry-smith.com

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 16,904	$ 1,027
Investments:		
Westamerica common stock (Note 4)	28,608,744	28,040,573
Mutual funds (Note 3)	12,695,029	14,941,406
Participant loans (Note 3)	980,609	991,034
Total investments	42,284,382	43,973,013
Receivables:		
Participant contributions	79,557	
Employer contributions	56,707	128,716
Interest	52	35
Total receivables	136,316	128,751
Total assets	42,437,602	44,102,791
LIABILITIES		
Accounts payable	1,869	
Accrued trustee fees	11,122	10,653
Total liabilities	12,991	10,563
Net assets available for plan benefits	$ 42,424,611	$ 44,092,138

The accompanying notes are an integral part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS		
Additions to net assets attributed to:		
Investment income (Note 3):		
Interest	$ 267,035	$ 352,175
Dividends	632,186	595,987
Interest on participant loans	71,718	85,022
Total investment income	970,939	1,033,184
Contributions:		
Participants	2,234,006	2,045,531
Employer	1,534,153	1,484,303
Participant rollovers	189,564	93,782
Total contributions	3,957,723	3,623,616
Total additions	4,928,662	4,656,800
DEDUCTIONS		
Deductions from net assets attributed to:		
Net depreciation fair value of investments (Note 3)	$ 1,859,827	$ 4,230,063
Benefits paid to participants	4,692,247	5,041,025
Administrative expenses (Note 7)	44,115	42,661
Total deductions	6,596,189	9,313,749
Net decrease	(1,667,527)	(4,656,949)
Net assets available for plan benefits:		
Beginning of year	44,092,138	48,749,087
End of year	$ 42,424,611	$ 44,092,138

The accompanying notes are an integral part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

General

The Plan, formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by the Company as a non-contributory profit sharing plan. The Plan was amended to included a salary deferral feature pursuant to section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The plan was also amended and restated as an Employee Stock Ownership Plan (ESOP). The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates to the Company's Pension Management Committee, the administration of the Plan. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement.

Eligibility

Employees of the bank who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the company.

Contributions and Vesting

Participants may elect to defer compensation, through payroll deduction, by any whole percentage up to 25 percent of pretax annual compensation (not to exceed $11,000 in 2002 and $10,500 in 2001) in any plan year. The Company's matching contribution is 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's salary. The Company's matching contributions are initially invested in the Westamerica Common Stock Fund. The Company may, but is not obligated to, contribute additional amounts to the Westamerica Common Stock Fund. All contributions are 100 percent vested and non-forfeitable at all times.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's investment performance. Administrative expenses associated with the Westamerica Common Stock Fund are charged pro-rata based on a participant's holding in that fund. The Company pays the Plan's annual account maintenance fees for active employees and other administrative expenses. Participants are entitled to a benefit equal to the value of their account balance.

1. DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon a termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct employer and participant contributions in whole or in part in any of the following investment fund options:

- *The Westamerica Common Stock Fund*, which is invested in Company common stock and temporary interest-bearing money market funds.

- *Vanguard 500 Index Fund*, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

- *Vanguard International Growth Fund*, which invests in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

- *Vanguard LifeStrategy Conservation Growth Fund,* which invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bonds funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

- *Vanguard LifeStrategy Growth Fund*, which invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds and 0%-25% cash investments.

- *Vanguard LifeStrategy Income fund*, which invests in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

- *Vanguard LifeStrategy Moderate Growth Fund*, which invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's assets allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

- *Vanguard Morgan Growth Fund*, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

1. DESCRIPTION OF PLAN (Continued)

Participants' Investment Options (Continued)

- *Vanguard Prime Money Market Fund*, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

- *Vanguard Windsor II*, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

- *Vanguard Total International Stock Index*, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. These funds invest in the stock of companies in more than 30 countries.

- *Vanguard Extended Market Index Fund*, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York and American Stock Exchanges and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Wilshire 4500 Index.

- *Vanguard Total Bond Market Index Fund*, which invests in bonds that attempt to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the taxable U.S. bond market.

Loans to Participants

The Plan permits participants to borrow from their accounts and allows for hardship withdrawals. Participants may borrow up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. The loans bear interest at rates that range from 5.25% to 9.75%, which are commensurate with local prevailing rates. Loan terms range from 1 to 5 years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Investment gains and losses are determined based on revalued cost. Revalued cost represents the market value of the assets at the beginning of the plan year or historical cost if an investment was acquired during the plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment Benefits

Benefits are recorded when paid. Account balances of participants who elected to withdraw from the Plan remaining to be distributed as of December 31, 2001 amounted to $114,720. There were no participants who elected to withdraw from the Plan who had not received a distribution at December 31, 2002.

3. INVESTMENTS

The Plan's investments, including investments bought, sold, and held during the year, depreciated in value by $1,859,827 and $4,230,063 during 2002 and 2001, respectively, as follows:

	2002	2001
Westamerica common stock	$ (483,400)	$ 2,629,813
Mutual funds	2,343,227	1,600,250
	$ 1,859,827	$ 4,230,063

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. INVESTMENTS (Continued)

The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
Westamerica Common Stock Fund	$ 28,608,744	$ 28,040,573
Vanguard 500 Index Fund	3,899,771	5,357,798
Vanguard Prime Money Market Fund	2,550,168	2,414,151
Other investments	7,225,699	8,160,491
	$ 42,284,382	$ 43,973,013

4. INVESTMENT IN WESTAMERICA BANK COMMON STOCK

The Plan's investments at December 31, 2002 and 2001 in Westamerica Bank common stock are as follows:

	December 31,	
	2002	2001
Participant directed:		
Number of shares	712,015	708,632
Cost	$ 14,053,530	$ 12,655,156
Fair value	$ 28,608,744	$ 28,040,573

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

6. PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. RELATED PARTY TRANSACTIONS

Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2002 and 2001 amounted to $44,115 and $42,661, respectively.

SUPPLEMENTAL SCHEDULES

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Westamerica Common Stock Fund	712,015 shares	$ 14,053,530	$ 28,608,744
*	Vanguard 500 Index Fund	48,056 shares	5,492,411	3,899,771
*	Vanguard International Growth Fund	27 shares	343	334
*	Vanguard LifeStrategy Conservative Growth Fund	43,125 shares	621,282	552,860
*	Vanguard LifeStrategy Growth Fund	83,602 shares	1,563,827	1,200,523
*	Vanguard LifeStrategy Income Fund	33,186 shares	429,801	408,850
*	Vanguard LifeStrategy Moderate Growth Fund	62,353 shares	1,045,937	864,841
*	Vanguard Morgan Growth Fund	139,214 shares	2,538,170	1,552,240
*	Vanguard Prime Money Market Fund	2,550,168 shares	2,550,168	2,550,168
*	Vanguard Total Bond Market Index Fund	63,795 shares	643,528	662,195
*	Vanguard Total International Stock Index Fund	89,630 shares	832,279	691,947
*	Vanguard Windsor II Fund	10,642 shares	268,565	221,348
*	Vanguard Extended Market Index Fund	4,800 shares	109,472	89,952
*	Participant Loans	Interest rates ranging from 5.25% to 9.75%	980,609	980,609
			$ 31,129,922	$ 42,284,382

* Party-in-interest to the Plan.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(I) Net Gain or (Loss)
Category (I)								
Purchases - Series of Transactions								
Westamerica Bancorporation: Westamerica Common Stock	Common Stock	$ 2,941,292				$ 2,941,292		
Sales - Series of Transactions								
Westamerica Bancorporation: Westamerica Common Stock	Common Stock		$ 2,812,846			$ 1,530,567	$ 2,812,846	$ 1,282,279

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date: 6-30-2003



By:

Dennis R. Hansen
Senior Vice President and Controller
and Member, Pension Management Committee

Exhibit Index

Exhibit Number	Description
23	Independent Auditor's Consent
99	Certification pursuant to 18 U.S.C. Section 1350

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-23043) of Westamerica Bancorporation of our report dated May 9, 2003 relating to the financial statements and supplemental schedules of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of and for the years ended December 31, 2002 and 2001 which appear in this Form 11-K.

Perry-Smith LLP

Sacramento, California
June 26, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Westamerica Bancorporation, (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") on Form 11-K for fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date thereof ("the Report"), I, Robert Silver, Senior Vice President and Human Resources Manager of the Company and Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirement of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Robert Silver
Senior Vice President and Human Resources Manager
June 30, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon written request.